Exhibit 6.1(A)

ARTICLES OF ORGANIZATION
of
ATTALA TRANSMISSION LLC

     The undersigned organizer, in the presence of the undersigned witnesses and Notary Public adopts the following Articles of Organization.

ARTICLE 1
NAME

     The name of this limited liability company is Attala Transmission LLC (the “LLC”).

ARTICLE 2
PURPOSE

     The purpose of the LLC is to conduct all lawful business for which limited liability companies can be formed under Louisiana law.

ARTICLE 3
MANAGEMENT

     The business of the LLC will be managed by or under the authority of the members or one or more managers elected by the members (who may but need not be members), as provided in the Operating Agreement of the LLC. The rights and duties, including any restrictions thereof, of the members, if management is reserved to the members, or the managers, if management is vested in managers, will be specified in the Operating Agreement.

ARTICLE 4
RIGHT TO RELY ON AUTHORITY

     Judy P. Miller and any manager of the LLC are authorized to execute certificates establishing the membership of any Member and the authenticity of any records of the LLC, including but not limited to, providing a statement of those persons or entities with the authority to take the actions referred to in La. R.S. 12:1318(B). No person dealing with Judy P. Miller or any manager of the LLC will be required to determine his authority to make any such commitment or undertaking on behalf of the LLC, or to determine any fact or circumstances bearing upon the existence of his authority and shall be entitled to conclusively rely upon such certificates.

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     These Articles of Organization of Attala Transmission LLC have been executed in Baton Rouge, Louisiana, on this 18th day of February, 2005, in the presence of the undersigned witnesses and notary public.

Witnesses:	Organizer:

/s/ Mary D. Bihlmeyer	/s/ Richard E. Matheny

Mary D. Bihlmeyer	Richard E. Matheny

/s/ Jeanne Bordelon

Jeanne Bordelon

/s/ Mary Carol Waites
Notary Public

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